Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made only by the Offer to Purchase, dated December 30, 2010, and the related Letter of Transmittal and any amendments or supplements thereto, other than as described in the following sentence, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the Purchaser.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Applied Signal Technology, Inc.

at

$38.00 Net Per Share

by

RN Acquisition Company,

a wholly owned subsidiary

of

Raytheon Company

RN Acquisition Company, a California corporation (the “Purchaser”) and a wholly owned subsidiary of Raytheon Company, a Delaware corporation (“Parent”), is offering to purchase all of the outstanding shares of common stock, without par value (the “Shares”), of Applied Signal Technology, Inc., a California corporation (“AST”), at a purchase price of $38.00 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 30, 2010 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). Shareholders of record who tender directly to BNY Mellon Shareowner Services (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by the Purchaser pursuant to the Offer. Shareholders who hold their Shares through a broker, bank or other nominee should consult such institution as to whether it charges any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF THE DAY ON JANUARY 28, 2011, UNLESS THE OFFER IS EXTENDED (SUCH DATE AND TIME, AS IT MAY BE EXTENDED, THE “EXPIRATION DATE”) OR EARLIER TERMINATED.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of December 18, 2010 (as it may be amended from time to time, the “Merger Agreement”), among Parent, the Purchaser and AST. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to certain conditions, the Purchaser will be merged with and into AST (the “Merger”), with AST continuing as the surviving corporation and wholly owned by Parent. In the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than Shares held (i) in the treasury of AST or any of its subsidiaries or by Parent or the Purchaser, which Shares shall be canceled and shall cease to exist, or (ii) by shareholders who validly exercise their dissenters’ rights under California law with respect to such Shares and for whom dissenters’ rights are available under California law) will be canceled and converted into the right to receive the Offer Price, without interest thereon and less any applicable withholding taxes. In certain circumstances, Parent, the Purchaser and AST have agreed to proceed with a one-step merger transaction if the Offer is not consummated. The Merger Agreement is more fully described in the Offer to Purchase.

Parent and the Purchaser have entered into tender and voting agreements (collectively, the “Tender Agreements”) with each of William B. Van Vleet III, Milton E. Cooper, John P. Devine, David D. Elliman, Marie S. Minton, Robert J. Richardson and Dr. John Treichler, and certain of their affiliates (together, the “Tendering Shareholders”). Pursuant to the Tender Agreements, among other things and subject to certain conditions, each Tendering Shareholder has agreed to tender in the Offer, and not withdraw, all of the Shares owned by such Tendering Shareholder, as well as any other Shares acquired by such Tendering Shareholder after the date of the Tender Agreements. Each Tendering Shareholder is required to tender such Shares within ten business days after commencement of the Offer (except that any Shares acquired after such date shall be tendered prior to the Expiration Date). As of December 28, 2010, the Tendering Shareholders together held approximately 4.9% of AST’s outstanding Shares (including the Tendering Shareholders’ restricted shares and assuming exercise of all the Tendering Shareholders’ options to acquire Shares).

The Offer is conditioned upon, among other things, the Merger Agreement not being terminated in accordance with its terms and each of (i) the Minimum Tender Condition (as described below), (ii) the Competition Law and Government Consent Condition (as described below) and (iii) the Governmental Entity Condition (as described below) being satisfied. The Minimum Tender Condition requires that the number of Shares that have been validly tendered and not validly withdrawn prior to the then scheduled Expiration Date, together with the number of Shares (if any) then owned by Parent and its subsidiaries, represents at least 76.3% of the total number of outstanding Shares on the Expiration Date. The Competition Law and Government Consent Condition requires (i) the expiration or termination of any waiting period (and any extensions thereof) applicable to the transactions contemplated by the Merger Agreement under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any other applicable federal, state or foreign law that is designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, restraint of trade, lessening of competition or foreign investment and (ii) that all required consents and approvals of, notices to and filings with all governmental entities shall have been obtained or made. The Governmental Entity Condition requires that no governmental entity shall have enacted, enforced, amended or issued any law or judgment which is then in effect and has the effect of making the Offer or the Merger illegal or enjoining or otherwise prohibiting or materially delaying the consummation of the Offer or the Merger, and that no claim, suit, action or proceeding shall exist or be instituted or be overtly threatened in writing by any governmental entity seeking any such consequence. The Offer also is subject to other conditions as described in the Offer to Purchase. There is no financing condition to the Offer.

The AST board of directors, among other things, has unanimously (i) approved and declared advisable the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, (ii) declared that it is in the best interests of AST and AST’s shareholders (other than Parent and its subsidiaries) that AST enter into the Merger Agreement and consummate the Merger and the other transactions contemplated by the Merger Agreement and that AST’s shareholders tender their Shares pursuant to the Offer, in each case on the terms and subject to the conditions set forth in the Merger Agreement, (iii) declared that the terms of the Offer and the Merger are fair to AST and AST’s shareholders (other than Parent and its subsidiaries) and (iv) recommended that AST’s shareholders accept the Offer, tender their Shares pursuant to the Offer and, if required by applicable law, adopt the Merger Agreement and approve the Merger.

The Merger Agreement provides that the Purchaser may, in its sole discretion, extend the Offer on one or more occasions, in consecutive increments of up to ten business days each, if at the then scheduled Expiration Date any of the conditions to the Offer have not been satisfied or, to the extent waivable by Parent or the Purchaser, waived. The Purchaser may also choose to extend the Offer to comply with any applicable rule, regulation, interpretation or position of the U.S. Securities and Exchange Commission (the “SEC”) or its staff. In addition, if requested by AST prior to the then scheduled Expiration Date, the Purchaser must extend the Offer on one or more occasions for consecutive increments of up to ten business days each with the length of such period to be determined by Parent or the Purchaser (or such longer period as the parties to the Merger Agreement may agree) if the Competition Law and Government Consent Condition or the Governmental Entity Condition has not been satisfied, or, to the extent waivable by Parent or the Purchaser, waived and it is reasonably likely that such conditions will be satisfied before June 18, 2011. Furthermore, if the Minimum Tender Condition or certain other conditions relating to AST’s representations and warranties and performance of covenants under the Merger Agreement have not been satisfied or (to the extent waivable) waived, the Purchaser must extend the Offer on one or more occasions for consecutive increments of up to ten business days each with the length of such period to be determined by Parent or the Purchaser (or such longer period as the parties to the Merger Agreement may agree), but for no more than 20 business days in the aggregate, if requested by AST prior to the then scheduled Expiration Date. Notwithstanding the prior two sentences, in no case shall the Purchaser be required to extend the Offer beyond June 18, 2011.

Subject to the applicable rules and regulations of the SEC, the Purchaser expressly reserves the right to waive in whole or in part any condition of the Offer or to modify the terms of the Offer; provided that, without the prior written consent of AST, the Purchaser will not (i) reduce the number of Shares subject to the Offer, (ii) reduce the Offer Price, (iii) change, modify or waive the Minimum Tender Condition, (iv) impose any additional conditions to the Offer or modify or change any conditions of the Offer in a manner adverse in any material respect to any holder of Shares, (v) except as noted above, extend or otherwise change the Expiration Date, (vi) change the form of consideration payable in the Offer or (vii) otherwise amend, modify or supplement any of the terms of the Offer in a manner adverse in any material respect to any holder of Shares.

Any extension, delay, termination or amendment of the Offer will be followed promptly by a public announcement thereof in accordance with Rule 14e-1(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Without limiting the manner in which the Purchaser may choose to make any public announcement, the Purchaser currently intends to make such announcements by issuing a press release and making any appropriate filing with the SEC.

After the expiration of the Offer and acceptance for payment of the Shares tendered and not withdrawn, the Purchaser may decide in its sole discretion to provide for a subsequent offering period in accordance with Rule 14d-11 under the Exchange Act. A subsequent offering period, if included, will be an additional period of not less than three business days and up to 20 business days, beginning on the next business day after the previously scheduled Expiration Date, during which any remaining shareholders may tender, but not withdraw, their Shares and receive the Offer Price, without interest thereon and less any applicable withholding taxes. Under the Exchange Act, no withdrawal rights apply to Shares tendered during a subsequent offering period, and no withdrawal rights apply during the subsequent offering period with respect to Shares tendered in the Offer and accepted for payment.

For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn as, if and when the Purchaser gives notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as paying agent for tendering shareholders for the purpose of receiving payments and transmitting such payments to tendering shareholders whose Shares have been accepted for payment. If the Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to its rights under the Offer, the Depositary may retain tendered Shares on its behalf, and such Shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as described in the Offer to Purchase and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will the Purchaser pay interest on the purchase price for Shares by reason of any extension of the Offer or any delay in making such payment.

In all cases, including for Shares tendered during any subsequent offering period, the Purchaser will pay for Shares accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering shareholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless previously accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after February 28, 2011. For a withdrawal to be effective, a written or facsimile notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the name of the registered holder and the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares. Withdrawals of Shares may not be rescinded. No withdrawal of Shares will be deemed to have been properly made until all defects and irregularities have been cured or waived. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in the Offer to Purchase at any time prior to the Expiration Date.

The Purchaser will determine, in its sole discretion, all questions as to the form, eligibility and validity (including time of receipt) of any notice of withdrawal, and its determination will be final and binding. None of the Purchaser, Parent, the Depositary, the Information Agent, AST or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

The information required to be disclosed by Rule 14d-6(d)(1) under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

AST provided the Purchaser with AST’s shareholder list and security position listing for the purpose of disseminating the Offer to Purchase, the related Letter of Transmittal and related documents to holders of Shares. The Offer to Purchase and related Letter of Transmittal, together with AST’s Solicitation/Recommendation Statement on Schedule 14D-9, will be mailed to record holders of Shares whose names appear on AST’s shareholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

The receipt of cash by a holder of Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws. See the Offer to Purchase for a more detailed discussion of the material U.S. tax treatment of the Offer. You are urged to consult with your own tax advisor as to the particular tax consequences to you of the Offer or the Merger.

The Offer to Purchase and the related Letter of Transmittal contain important information. Shareholders should read both documents carefully and in their entirety before making a decision with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent at its address and telephone number set forth below. Requests for copies of the Offer to Purchase, the related Letter of Transmittal and other related documents may be directed to the Information Agent as set forth below. Such copies will be furnished promptly at the Purchaser’s expense. The Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent or the Depositary) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Banks and Brokers Call Collect: (212) 269-5550

All Others Call Toll-Free: (888) 644-6071

Email: tender@dfking.com

December 30, 2010

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